UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                       Commission File Number: ___________



                             QUANTUM COMPANIES, INC.
                 (Name of small business issuer in its charter)

                     NEVADA                            88-0361526
(States of other jurisdiction of                        (I.R.S.
incorporation or organization)                  Employer Identification No.)

            350 West Ninth Avenue, #204, Escondido, California 92025
                    (Address of principal executive offices)
                                   (Zip Code)

Issuers telephone number (760) 291-1710

Securities registered under Section 12(b) of the Exchange Act:



                  Title of each class            Name of each exchange
                  on which registered
                  to be so registered           each class is to be registered

                        N/A                                     N/A


        Securities registered under Section 12 (g) of the Exchange Act:

                     Common stock, par value $.001 per share
                                (Title of class)

                        ________________________________
                                (Title of class)

                             QUANTUM COMPANIES, INC.

                                  FORM 10 SB12G

                                TABLE OF CONTENTS
                                                                       PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . . . .     1-4

ITEM     2.       Managements Discussion and Analysis or Plan of Operation 5-9

ITEM     3.       Description of Property . . . . . . . . . . . . . . . . .10

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . .                             10-11

ITEM     5.       Directors, Executive Officers, Promoters
                  and Control Persons . . . . . . . .                      11-12

ITEM     6.       Executive Compensation  .  . . . . . . . . . .           12-13

ITEM     7.       Certain Relationships and Related Transactions  . . . .  13-14

ITEM     8.       Description of Securities. . . . .. . .                  14-15

                                                    PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . . . . . . 15-17
15

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . .       17

ITEM     3.       Changes in and Disagreements with Accountants . . . . .  17

ITEM     4.       Recent Sales of Unregistered Securities  . . . . . .     17-18

ITEM     5.       Indemnification of Directors and Officers  . . . .       18-19

                                                  PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . .        FS1-FS14

                                                   PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . .. . . . . .     S - 1

ITEM     2.       Description of Exhibits . . . . . . . . . . ..           S - 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S - 2

                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On April 1, 2001, the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000, of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. The logistical problems the Company had were mostly due to the inability to oversee the property due to the corporate offices being approximately forty five miles north of the property. In being forty five miles away management had to rely upon a property manager. However, in the opinion of management the property manager at this location did not adequately resolve issues or discrepancies with tenants or the property. Management considered hiring a new manager, but due to the properties age and condition (a cracked slab) management decided to sell the property. The cracked slab was fully disclosed to the purchaser in the sales documents. The Company received cash proceeds of about $27,000 from the sale of the property, some of has used to develop a subsidiary named ESHOPCOMMUNITIES.INC (referred to hereafter as E-shop). As of December 31, 2003, the Company had used $6,095 to develop E-shop. The $6,095 was spent in the following ways $875 to make website technologically feasible, $3,420 on live website, $300 domain registration, and approximately $1,500 for general and administrative expenses. The other $21,005 from the sale of the property was used in general and administrative costs for ongoing corporate activities such as accounting, legal, and other general and administrative costs


     The Company operates through its two wholly owned subsidiaries E-shop California and E-shop Nevada :

     The Company incorporated E-shop in California on August 23, 2002 and Nevada on September 12, 2002. Although there are two E-shop subsidiaries it should be noted that it is the intention of management for them to operate in the same manner. E-shop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. Management defines an online marketing portal as a site where users can go to find merchants who are marketing their business. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having an informational page, a link to their website, and a printable coupon. The marketing portal is fully operational. However, the Company is currently determining what methods to use to attract retailers and consumers. To date no services have been provided.

     The   Company    operates   from   the   internet   domain   addresses   of
www.eshopcommunities.com, www.eshoptemecula.com , www.eshopmurrieta.com , and www.eshopescondido.com . The marketing portal is fully operational.

     The Company has authorized 25,000,000 shares of $0.001 par value common stock.

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan. There are no material terms to the agreement. It should be noted that the agreement is not in writing and no rent is charged to the Company. The property is not owned or rented by the Company, however it is in excellent rental condition.

     Quantum Companies, Inc. utilizes a resident agent office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

     In the opinion of management, all of the products and services the Company uses are readily available. The products and services are easily substituted if any complications arose. Therefore, Quantum Companies, Inc is not dependent on any one company for their operations. It should be noted that the Company does not manufacture any of their own products.

     The Company is not required to deliver an annual report to security holders. The Company will send an annual report with audited financial statements to a security holder if requested. The Company is not currently a reporting entity.

     At the time the Company becomes a reporting entity, the Company will be required to file 10Ks, 10Qs, 8Ks, and various other reports. At this time, the public may read and copy any materials the Company files with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the Public Reference Room by calling
the  SEC  at   1-800-SEC-0330.   The  Company   has  filed  its  10SBA   report
electronically with the SEC. The SEC maintains a website where these reports may be found. The address of the website is as follows http://www.sec.gov.

Marketing

     Marketing is the responsibility of management. Once E-shop commences business operations the Company will market itself in communities in which it plans to provide services. The Company will use a mix of traditional print media (ie. yellow pages, newspaper, and magazines) along with the internet to contact existing and new clients to advertise on our website and to also contact consumers to use our website. The target audience of E-shop is two fold. E-shop would like to continually reach new businesses in the targeted areas to advertise on our site. Furthermore, E-shop would like to attract consumers that would like to use our website portal to take advantage of the online coupons and services offered by the businesses that advertise on our website. E-shop defines their targeted client as a business that cannot afford a large advertising budget or internet presence, that would like to receive the benefit of advertising services while not absorbing the entire cost. This occurs because E-shop markets the online portal rather than individual businesses to the local targeted consumers. E-shop would like to charge a monthly flat fee to the merchants of $39.95. It should be noted that currently the Company has no paying customers. E-shop considers the users of the portal to be anyone who would like to save money by taking advantage of the online coupons the merchants present on the site. It should be noted that E-shops services are not materially different than the services currently provided in the region.

     Currently,   the  Company  has   examples  of  what  a  paying   customers
advertisement would look like on the live web site. The examples are of entities that are either family or friends of the officers and directors of the Company.

     There is no guarantee that any of the above mentioned market activity will occur, this is only the opinion of management.

     The Company is not dependent on any one customer due to customers being charges a flat monthly fee. All customers would be paying the same amount.

Competition

     Management considers competition to be any other online portal in the community they plan to develop in to be competition. In the first area the Company has identified in Temecula and Murrieta, management is aware of three other companies providing the same services. Management became aware of the other companies providing similar services via the local Chamber of Commerce, internet research and the phone book. These three other entities are already operational. The three other entities are temeculaonline.net, Temelink.com, and localads411.com. These companies appear to be of comparable size to E-shop and provide similar services. In the opinion of management since the Company is the last to enter the area, management would assume that initially the Company would be the least recognizable to the local community of the four. Due to this being a relatively new industry management is not aware of any reports or studies, which would help the reader understand the competition a company in this industry will face. However, management believes internet advertising portals have been in business in the Temecula / Murrieta area for approximately the last three years. It is believed by management that the Company will distinguish itself from the others due to several methods of competition. The most important factor management believes is the ease of use of the Companies advertising portal. The Company will also advertise the online portal in local media to bring attention to the site and its features. Management is not aware of any consistent advertising program by the other three entities in the same area that actively advertise to potential users. Management has further determined from contacting the other advertising portals in this area that the pricing plan of Eshop would be the lowest in this region. Management feels that an active advertising campaign could help the Company become recognizable in the Temecula/ Murrieta area.

Services

     E-shop provides an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having a informational page, a link to their website, and a printable coupon.

Research and Development

     The Company has not allocated funds for conducting research and development. It should be noted that the Company does not manufacture any of the products they use. The Company has not spent any funds historically on research and development.

Patents and Trademarks

     The Company does not own any patents, trademarks, royalty agreements, labor contracts, franchises, or concessions. The Company does own the internet domain addresses of www.eshopcommunities.com, www.eshoptemecula.com , www.eshopmurrieta.com , and www.eshopescondido.com .

     It should be noted that the Company has become aware of the fact that another entity has trademarked the name Eshop. The Company received the opinion legal counsel that the likelihood of successful litigation against the Company to stop using the name Eshop would be in his opinion fifty- fifty. To head off a further potential problem, management has decided to rename the Company. Currently no new name has been proposed. Management will evaluate in the next 90 days names that identify the business plan the Company is trying to enact. At that time, management will acquire the appropriate web domains and will file the appropriate documents to enact the name change.

Licenses

     The Company is not required to operate under any license other than the standard business licenses required.

Employees

     Presently, the Company has 2 employees, the President and Secretary / Treasurer. The employees only donate time on an as needed basis. The President is currently responsible for overseeing the Companys development and performing in house accounting functions. Currently, the President spends approximately 20 hours a month on these duties. The Secretary / Treasurer is currently responsible for general and administrative tasks. Currently, the Secretary / Treasurer spends approximately 8 hours a month on these duties. Management does not intend to hire additional employees, the only hiring would be to replace a vacated position. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered. It should be further noted that the executive management of the Company provide their services on an as needed basis and are issued restricted common stock for their services.


     The Company has hired Advanced Outsource, Inc. to perform the sales function of Eshop in the Temecula and Murrieta area. The contract is effective for one year and was executed on October 7, 2003. The contract has a commission only structure.


Facilities

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan. There are no material terms to the agreement. It should be noted that the agreement is not in writing and no rent is charged to the Company. The property is not owned or rented by the Company, however it is in excellent rental condition.

     Quantum Companies, Inc. utilizes a resident agent office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Governmental Regulations

     There are no governmental regulations that restrict the Company, except those that bind other companies in the ordinary course of business.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On April 1, 2001, the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000, of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. The logistical problems the Company had were mostly due to the inability to oversee the property due to the corporate offices being approximately forty five miles north of the property. In being forty five miles away management had to rely upon a property manager. However, in the opinion of management the property manager at this location did not adequately resolve issues or discrepancies with tenants or the property. Management considered hiring a new manager, but due to the properties age and condition (a cracked slab) management decided to sell the property. The cracked slab was fully disclosed to the purchaser in the sales documents. The Company received cash proceeds of about $27,000 from the sale of the property, some of has used to develop a subsidiary named ESHOPCOMMUNITIES.INC (referred to hereafter as E-shop). As of December 31, 2003, the Company had used $6,095 to develop E-shop. The $6,095 was spent in the following ways $875 to make website technologically feasible, $3,420 on live website, $300 domain registration, and approximately $1,500 for General and Administrative expenses. The other $21,005 from the sale of the property was used in general and administrative costs for ongoing corporate activities such as accounting, legal, and other general and administrative costs


     The Company operates through its two wholly owned subsidiaries E-shop California and E-shop Nevada :

     The Company incorporated E-shop in Nevada on August 23, 2002 and California on September 12, 2002. Although there are two E-shop subsidiaries it should be noted that it is the intention of management for them to operate in the same manner. E-shop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. Management defines an online marketing portal as a site where users can go to find merchants who are marketing their business. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having an informational page, a link to their website, and a printable coupon. The marketing portal is fully operational. However, the Company is currently determining what methods to use to attract retailers and consumers. To date no services have been provided.

     Existing staff will be sufficient for operations for the next twelve months.

     There are no planned significant expenditures for research and development.

     In the opinion of management, there are no trends or seasonal items that effect the operations of the Company.

     It should be noted that the Companys auditors Armando Ibarra CPA, have expressed in their financial statements and audit opinion letter that there is substantial doubt about the Companys ability to continue as a going concern.

     Management believes that existing cash will only be sufficient through the first quarter of 2005. Management believes its short -term need for cash to be $20,000 total. This would give the Company the ability to enact their business plan to see if the business model is successful. Management anticipates that the burn rate for the next twelve months would be approximately $1,500 per month or $18,000 for the year once the Company has hired a portal master. It will cost approximately $250 for miscellaneous office expenses, $250 per month to maintain and update the website, plus approximately $1,000 for a portal master. The portal master will program the website so that when the area the Company is in is searched on the internet, the Companys website will be one of the top returned websites in the search. This will help bring familiarity of the Companys name to people searching the Temecula / Murrieta area online. Management anticipates that after twelve months of portal master work, which is expected to start in April of 2004, that the Company would become operational. Management has not yet determined a portal master to use. In the opinion of management, long -term cash requirements for future expansion will be funded by the operations of the Company. The Company expects to derive its revenues from providing online advertising services to others for a fee on a monthly basis. It is believed by management that within the first twelve months of enacting the Companys business plan that management will be able to determine whether or not the business model will be successful. Management considers enacting the business plan to be when a portal master is contracted. The portal master will not be an employee of the Company.

     It should be noted that management anticipates it will take approximately twelve months from the date that the Company hires a portal master for the Company to become fully operational. Management has not hired a portal master yet, however, it is expected that they will have a portal master hired in May of 2004. The Company has $24,364 in cash as of December 31, 2003, and management believes that it will cost approximately $18,000 to enact the Companys business plan. It should be noted that the Company could possibly start producing revenues before becoming fully operational. This is due to the fact that the Company has provided for a twelve month start up while entrenching itself in the Temecula / Murrieta region, however this could occur quicker than management intends.

     The Companys current capital was provided by the founders of the Company, from private placements of common stock, loans and the sale of the real estate
property  it  had  acquired.   Management   believes  that  the  Companys  cash
requirement can be satisfied with the cash it currently has. Management anticipates that the future expansion of the Company will be possible from internal liquidity if the Companys business model is successful. The only items needed to expand into new areas would be a sales representative and advertising. These costs would not be incurred until the Company decides to expand to new areas. The Company would still incur these costs in the previous geographical areas the Company was operating. These costs have not yet been incurred for any area. Once the Company has come to terms with a portal master it will be their duty to make sure that when Temecula and/ or Murrieta is searched on a internet search engine that the Company is one of the top items returned from the search. Management feels that if this occurs, it would help the Company get its name out in the region and would show local companys that the Company is committed to getting traffic on its website to help the advertisers on the site. Advertising would occur when the Company has agreed to list approximately 50 businesses on the website. The sales function to attract these businesses would occur after approximately nine months of portal master work. The sales function will be performed Advanced Outsource, Inc in the Temecula and Murrieta area. The contract is effective for one year and was executed on October 7, 2003. The contract has a commission only structure. It is anticipated that the contract will be renewed. The Company expects that advertising costs will be initially $2,500 per month initially. If the Company does have a commitment from approximately 50 local businesses, advertising would be funded by the websites advertisers.

     At this time management has not identified any new areas to which the Company might expand.

     In the event that outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements, the Company would consider private funding (loans from individuals) or the private placement of its securities (sale of common stock). Any outstanding funding will be procured by the parent holding company, Quantum Companies, Inc. If the Company experiences a substantial delay in its ability to secure public financing from the sale of its securities or if management is unsuccessful in obtaining funding, the Company could be seriously jeopardized.

     The Company does not expect to purchase and/or sell any significant equipment during the next twelve months.

     There are no seasonal impacts on the Companys operations.

     The present services offered by the Company do not have an established customer base and there is no guarantee the service will ever maintain an established customer base. Management would consider additional products and services that would fit their customer profile.

     The Company does not maintain any inventory.

     For the year ended December 31, 2003 the Company had revenues from continuing operations of $0 compared to $0 for the same period ended December 31, 2002 with a net loss of $(17,869) for 2003 compared with a net loss of $(8,865) for the same period of 2002 from continuing operations. The contributing factors to this increase include the fact that the Company disposed of its real estate holdings to concentrate on a new business plan. The new business plan is the Eshop advertising portal. The Company has spent its time developing the business model and is not yet operational. General and administrative costs increased approximately $5,100 for the year ended December 31, 2003, when compared to the same period the year before. Management believes that the cause of the increase stems from the fact that during 2002 the Company only operated Eshop for about five months compared to all twelve months of 2003. Bad debt also increased $3,000 when comparing the two periods. Management is hoping the Eshop business plan will be fully implemented by the first quarter of 2005. This is the opinion of management and there is no way to guarantee the business plan will ever be entirely implemented. This is a new product and its success depends on its reception by local merchants.

     As of December 31, 2003, in liquid assets the Company has $24,364 in cash and approximately $2,000 in accounts receivable and $900 in marketable securities. This is compared to $16,458 in cash,$1,100 in accounts receivable, $1,800 in marketable securities and prepaid expenses of $1,000 as of December 31, 2002. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company till at least the first quarter of 2005. It is possible that the Company could have revenues before becoming fully operational, which is expected in the first quarter of 2005. To date the Company has had no revenues during its start up period.

     Management does not intend to hire additional employees, the only hiring would be to replace a vacated position. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered. It should be further noted that the executive management of the Company provide their services on an as needed basis and are sometimes issued restricted common stock for their services. Management currently does not have any intent to pay any officers, directors or employees in cash or stock. Restricted stock grants made historically by the Company were not under any compensation plan.


Net Operating Loss

     The Company has accumulated approximately $108,678of net operating losses as of December 31, 2003. This net operating loss may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes, will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2023. In the event if certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been recorded in the Companys financial statements.

Recent Accounting Pronouncements

SFAS No. 145 -- On April 30, 2002,  the FASB issued FASB Statement No. 145 (SFAS
145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64),
Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS
64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, Accounting
for  Leases,   to  eliminate  an  inconsistency   between  the  accounting  for
sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment requires that a lease modification (1) results in recognition of the gain or loss in the 9 financial statements, (2) is subject to FASB Statement No. 66, Accounting for Sales of Real Estate, if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases. Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The implementation of SFAS 145 did not have a material effect on the financial statements.

     SFAS No. 146 -- In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when the restructuring charges are recorded from a commitment date approach to when the liability is incurred. The implementation of SFAS 146 did not have a material effect on the financial statements.

     SFAS  No.  147 -- In  October  2002,  the FASB  issued  Statement  No.  147
Acquisitions  of  Certain  Financial   Institutions    an  amendment  of  FASB
Statements No. 72 and 144 and FASB Interpretation No. 9 (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived  assets that are held and used. SFAS 147 is effective October 1, 2002. The implementation of SFAS 147 did not have a material effect on the financial statements.

     SFAS No. 148 -- In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The implementation of SFAS 148 did not have a material effect on the financial statements.




Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Quarterly Trends

     In the opinion of management, there are no quarterly or seasonal trends, which impact the Company.

Liquidity and Capital Resources

     As of December 31, 2003, in liquid assets the Company has $24,364 in cash and approximately $2,000 in accounts receivable and $900 in marketable securities. This is compared to $16,458 in cash and $1,100 in accounts receivable, $1,800 in marketable securities and prepaid expenses of $1,000 as of December 31, 2002. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company for at least 12 months if the Company had no revenues during its start up period.

     As of December 31, 2003, the Company has $20,112 in current liabilities compared to current liabilities of $212 as of the same period the year before. The increase in the current liabilities was due to a loan payable to Triad Industries, Inc. for $20,000. It should be noted that Mr. Kelleher and Ms. Bryson, are officers / directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. The loan is non- interest bearing and payment terms have not been set. It should be noted that Triad Industries, Inc. and its wholly owned subsidiaries own 39% of the outstanding common stock of the Company or 1,210,000 common shares of 3,085,000 common shares outstanding. The primary purpose of the loan was to give the Company the ability to enact its business plan. It is important to realize that the loan can be accelerated and due immediately. However, in the opinion of management this is highly unlikely. If the loan was accelerated and the Company did not have the ability to repay the note, Triad Industries, Inc would have the rights of an unsecured creditor. The management of Triad Industries, Inc. has agreed to allow the Company to repay the note with common stock if there is not sufficient cash. Management anticipates if the note was converted it would be at approximately $.015 per share or 1,333,333 shares of the Companys common stock.

ITEM     3.       Description of Property

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan. There are no material terms to the agreement. It should be noted that the agreement is not in writing and no rent is charged to the Company. The property is not owned or rented by the Company, however it is in excellent rental condition.

     Quantum Companies, Inc. utilizes a resident agent office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

         The Company does not keep inventory at any of its offices.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of December 31, 2003, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


         Name and                                             Amount
         Address              Position                        Owned
                                                                         Percent
Michael Kelleher (1)          President        Direct          125,000     50%
32469 Angelo Drive            Director         Indirect(4)   1,210,000
Temecula, CA 92592

Linda Bryson (2)              Sec / Treas      Direct          125,000      50%
9980 Scripps Vista Way #96    CFO / Director   Indirect(4)   1,210,000
San Diego, CA 92131

Cheryl B. Richards            Director         Direct           75,000      2%
Ocean Terrace Drive
Las Vegas, NV 89128

-------------------------------------------------------------------------------
Management as a group                                        1,535,000     50%
Based on 3,085,000 shares outstanding as of 12/31/03

The above table was computed with the fact that there are no entities that have any rights to acquire any common stock within 60 days pursuant to options, warrants, conversion privileges or other rights. The Company has not filed forms to comply with Section 16(a) of the Exchange Act due to the Company not being required to as a non- reporting entity.

         Other owners of more than 5%.

 Triad Industries, Inc. (1)(2)(3)(4)                        1,210,000        39%
 350 West Ninth Ave. #104
 Escondido, CA 92025

     (1)(2)(4) Mr. Kelleher and Ms. Bryson, are officers / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Also included in the holdings of Mr.

Kelleher and Ms. Bryson is 50,000 shares each that were purchased from the Companys 504 offering in September of 2000.

     (3)These holdings represent the holdings of RB Capital and Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc., which are 100% wholly owned operating subsidiaries of Triad Industries, Inc.

     As of December 31, 2003, there were no shares of common stock owned by beneficial owners and management that were subject to options, warrants, preferred stock or other convertible securities exercisable within 60 days.

ITEM 5.  Directors, Executive Officers, Promoters, Control Persons and Directors

         Name and
         Address                               Age             Position
         Michael Kelleher                      29              President
         32469 Angelo Drive                                    Director
         Temecula, CA 92592


         Linda Bryson                         44               Treasurer / CFO
         9980 Scripps Vista Way #96                            Director
         San Diego, CA 92131

         Cheryl B. Richards                   56               Director
         Ocean Terrace Drive
         Las Vegas, NV 89128


     The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.

         Michael Kelleher
         32469 Angelo Drive
         Temecula, CA 92592                          President/Director

     Mr. Kelleher, 29, has been the President of the Company and E-Shop since September of 2002. Mr. Kelleher has been a director of the Company since September of 2002. Since 1997, Mr. Kelleher has been a director and officer of Triad Industries, Inc. Triad Industries, Inc. is publicly traded on the pink sheets under the symbol TDII. Mr. Kelleher, also provides consulting services to a number private and public entities needing financial services. Mr. Kelleher provides accounting and regulatory advice to these entities.

         Linda Bryson
         9980 Scripps Vista Way #96
         San Diego, CA 92131                Secretary/Treasurer/CFO/Director

     Ms. Bryson, 44, has been the President of Escondido Capital Inc. since February of 2003. Prior to that Ms. Bryson was the corporate secretary of the Company since 2002. Ms. Bryson is Treasurer/CFO and a Director of ESHOP Communities, Inc., a wholly owned subsidiary of Quantum. Ms. Bryson was elected to the Board in September of 2002. She is also the President and a Director of Triad Industries, Inc. which is publicly traded on the pink sheets under the symbol TDII


         Cheryl B. Richards
         Ocean Terrace Drive
         Las Vegas, NV 89128                         Director

     Ms. Richards, 56, has been a Director of Quantum since 2000. She currently is a real estate agent in Texas. She worked for State Farm Insurance from 1997 to 2000 in the state of Nevada.

     There is no set fee that Directors receive from Quantum Companies, Inc. Directors do receive reimbursement for expenses incurred for attending meetings.


ITEM     6.       Executive Compensation

         Michael Kelleher
         Mr. Kelleher receives no salary.

         Linda M. Bryson
         Ms. Bryson receives no salary.

         Cheryl B. Richards
         Mrs. Richards receives no salary.

     There is no set fee that Directors receive from Quantum Companies, Inc. Directors receive reimbursement for expenses incurred for attending meetings.

         Name
         And                                                   Restricted
         Principal                                             Stock
         Position                  Year        Salary          Awards

         Michael Kelleher           2003          -            $    750
         President / Director       2002          -                  -
                                    2001          -                  -
                                    2001          -                  -

         Linda Bryson               2003          -           $    750
         Secretary / CFO            2002          -                  -
         Director                   2001          -                  -
                                    2000          -                  -

         Cheryl Richards            2003          -           $    250
         Director                   2002          -                  -
                                    2001          -                  -
                                    2000          -                  -

     Mr. Kelleher received $750 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 75,000 shares of common stock at $.01. Fifty thousand shares ($500) were for officer fees and twenty five thousand shares ($250) were for director fees.

     Ms. Bryson received $750 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 75,000 shares of common stock at $.01. Fifty thousand shares ($500) were for officer fees and twenty five thousand shares ($250) were for director fees.

     Mrs. Richards received $250 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 25,000 shares of common stock at $.01. Twenty five thousand shares ($250) were for director fees.

     The directors and executives above do not have employment/consulting agreements or contracts.

     There is no compensation plan under which stock would be issued to directors for future services.

     All of the above issued securities were issued under section 4(2) of the 1933 Securities Act.


ITEM     7.       Certain Relationships and Related Transactions

     In September of 2000, Mr. Kelleher and Ms. Bryson purchased 50,000 shares each from the Companys private placement at $.01 per share.

     On March 1, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment on the apartment building. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Triad Industries, Inc. holds 1,210,000 shares of the Companys common stock as of December 31, 2003. As of December 31, 2003, it should be noted that Mr. Kelleher owns 34,438 shares of common stock of Triad Industries, Inc. or 6% of the company and Ms. Bryson owns 41,167 shares of common stock or 8% of the company.


     For the period ended July 31, 2003 Quantum Companies, Inc. also paid a cash management fee of $12,000 to RB Capital and Equities Inc., Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. There were no material terms to the management fee payment. The fees paid were for financial services, which is the business of RB Capital & Equities, Inc. Financial services provided included but were not limited to Form 10SB preparation and maintaining corporate compliance (ie. Incorporation, maintaining corporate good standing and stock resolutions, etc.). RB Capital and Equities, inc holds 100,000 shares of Quantum Companies, Inc. which is included in the 1,210,000 shares held by Triad Industries, Inc. As of December 31, 2003, it should be noted that Mr. Kelleher owns 34,438 shares of common stock of Triad Industries, Inc. or 6% of the company and Ms. Bryson owns 41,167 shares of common stock or 8% of the company.

     On April 9, 2003, the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $250 for total consideration of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Corporate Capital Formation, Inc. provided resident agent services for both Quantum Companies, Inc.

(the parent company) and Eshop Communities Inc. of Nevada. Corporate Capital Formation, Inc also provided expedited incorporation services for the formation of Eshop Communities, inc. of Nevada. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Corporate Capital Formation, Inc holds 110,000 common shares of the Company which are included in the 1,210,000 shares held by Triad Industries, Inc. As of December 31, 2003, it should be noted that Mr. Kelleher owns 34,438 shares of common stock of Triad Industries, Inc. or 6% of the company and Ms. Bryson owns 41,167 shares of common stock or 8% of the company.


     As of December 2003, the Company has a loan payable to Triad Industries, Inc. for $20,000. It should be noted that Mr. Kelleher and Ms. Bryson, are officers / directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. The loan is non- interest bearing and payment terms have not been set. It should be noted that Triad Industries, Inc. and its wholly owned subsidiaries own 39% of the outstanding common stock of the Company or 1,210,000 common shares of 3,085,000 common shares outstanding. The primary purpose of the loan was to give the Company the ability to enact its business plan. It is important to realize that the loan can be accelerated and due immediately. However, in the opinion of management this is highly unlikely. If the loan was accelerated and the Company did not have the ability to repay the note, Triad Industries, Inc would have the rights of an unsecured creditor. The management of Triad Industries, Inc. has agreed to allow the Company to repay the note with common stock if there is not sufficient cash. Management anticipates if the note was converted it would be at approximately $.015 per share or 1,333,333 shares of the Companys common stock. As of December 31, 2003, it should be noted that Mr. Kelleher owns 34,438 shares of common stock of Triad Industries, Inc. or 6% of the company and Ms. Bryson owns 41,167 shares of common stock or 8% of the company.

     In the opinion of management, the above transactions that were conducted not arms length, were conducted fairly due to the fact that the Company paid fair market value for the services provided.

     As of December 31, 2003 there have been no contracts or defined terms to any promoters for stock, cash, or any other payment terms.

     All of the above issued securities were issued under section 4(2) of the 1933 Securities Act.

ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share, of which 2,810,000 shares were issued and outstanding as of December 31, 2001. 2,810,000 shares were issued and outstanding as of December 31, 2002. As of December 31, 2003 there were 3,085,000 shares of common stock were issued and outstanding.

     All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are non-assessable according to the Companys By-Laws.

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.


                                                    PART II

ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     The Companys shares have never traded, and there exists no public trading market for the shares. The Company has thirty-five (35) shareholders, including officers, directors, and control persons, the Company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

     No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

     Prior to the filing of this registration statement, no shares of the Companys Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Companys Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission and by meeting other eligibility requirements imposed by the OTC-BB. It should be noted that only market makers can apply to quote the Companys securities on the OTC-BB. It is the full intention of the Company to seek a market maker to apply to quote the Companys securities on the OTC-BB.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability of shareholders to sell their shares.

     As of December 31, 2003 there were 35 holders of record of the Companys Common Stock. Because the Company does not presently trade, no trading history is presented herein.

     Recent Sales of Unregistered Securities are transactions deemed to have occurred in the last three years.

     On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment on the Bancroft property purchase. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. It should be noted that Triad Industries, Inc. holds 1,210,000 shares or 39% of the Companys common stock as of December 31, 2003.

In April of 2002, the Company received $5,000 of the $6,600 the Company was due from the outstanding stock subscription receivable.

     As of December 31, 2002, the Company had 2,810,000 shares of common stock issued and outstanding.

     On April 9, 2003, the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $.01 for total consideration of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. The services provided by Corporate Capital Formation, Inc. include resident agent services for both Quantum Companies, Inc. (the parent company) and Eshop Communities, Inc of Nevada and expedited incorporation services for Eshop Communities, Inc. of Nevada. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. As of December 31, 2003, Corporate Capital Formation Inc. holds 110,000 shares of the Company which is included in the holdings of Triad Industries, Inc.

     Of the Companys total shares outstanding 3,085,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 3,085,000 common shares, the Company has identified 1,535,000 common shares as being held by affiliates of the Company. It should be noted that of the 1,550,000 shares held by non affiliates there is a stock subscription receivable on the companys books for $1,600 or 160,000 shares of common stock issued at $.01. In accordance with Rule 144(d)(2) these shares are also freely tradable due to the fact that the Company has full recourse against the purchaser, the Company has secured collateral of greater value than the receivable and the receivable will be fully paid before the sale of the securities.

     Of the 1,535,000 restricted common shares 1,535,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule
144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Companys Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) % of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     The Company does have a legal opinion supporting the above restricted and non restricted common shares.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     A change of accountants occurred in August of 2003. The change was undertaken purely for convenience of the issuer. There were no disagreements or unresolved issues with the prior auditors. Triad Industries, Inc. former auditors Randy Simpson CPA were dismissed as of July 31, 2003. In the past two years the accountants report on the financial statements did not contain an adverse opinion, disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. There was also no disagreement in any way with the former accountant. The decision to change accountants was recommend and approved by the companys Board of Directors.

     The companys new accountant is Armando C. Ibarra CPA. Armando C. Ibarra CPA, was engaged on August 1, 2003. Armando C. Ibarra CPA was not consulted in any matters before being fully engaged.


ITEM     4.       Recent Sales of Unregistered Securities

     Recent Sales of Unregistered Securities are transactions deemed to have occurred in the last three years.

     On March 1, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or $100,000 for the down payment on the apartment building. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Triad Industries, Inc. holds 1,210,000 shares of the Companys common stock as of December 31, 2003.

     On April 9, 2003, the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total services of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $.01 for total services of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Corporate Capital Formation, Inc.
provided resident agent services for both Quantum Companies, Inc. (the parent company) and Eshop Communities Inc. of Nevada. Corporate Capital Formation, Inc also provided expedited incorporation services for the formation of Eshop Communities, inc. of Nevada. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Corporate Capital Formation, Inc holds 110,000 common shares of the Company which are included in the 1,210,000 shares held by Triad Industries, Inc.


     As of December 31, 2003 the Company has issued and outstanding 3,085,000 shares of common stock.

     All of the above issued shares were issued in accordance with section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     Common stock transactions, other than employee stock issuances, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

     No common stock offering has been proposed to be offered publicly by the Company.


ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company must provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

     This above summarizes what is included in the Companys articles of incorporation and the by-laws. It should be noted that the articles of incorporation and by-laws are exhibits of this registration statement.

Transfer Agent

     The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.


Accountants and Attorneys

         Accountants
         Armando C. Ibarra, CPA
         350 E Street
         Chula Vista, CA 91910

         Randy Simpson, CPA
         11775 S. Nicklaus Road
         Sandy, Utah 84092

         Attorneys
         Carmine Bua
         3838 Camino Del Rio N.
         San Diego, CA 92108

                                                  PART F / S

     The Companys financial statements for the period ended December 31, 2003 have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

     The Companys financial statements for the period ended December 31, 2002 has been examined to the extent indicated in their reports by Randy Simpson CPA, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.




                                       FS1

                          INDEPENDENT AUDITORS REPORT

We have audited the accompanying consolidated balance sheet of Quantum Companies, Inc. (a Nevada Corporation) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Quantum Companies, Inc. from October 15, 1999 to December 31, 2002 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it is related to the cumulative data through December 31, 2002 is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quantum Companies, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has no current source of revenue. This condition raise substantial doubt as to its ability to continue as a going concern. Managements plans regarding those matters are also described in Note
3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


____________________________
Armando C. Ibarra, CPA

March 2, 2004
Chula Vista, California


                                      FS2

QUANTUM COMPANIES, INC.
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                                   ASSETS
                                                           As of       As of
                                                      December 31,  December 31,
                                                          2003             2002
Current Assets
Cash                                                          $24,364    $16,458
Accounts receivable                                             2,000      1,100
Marketable securities                                             900      1,800
Prepaid accounting fees                                             -      1,000
Total Current Assets                                           27,264     20,358
Other Assets
Investments in other companies                                      -      3,000
Web-site                                                        3,420      2,545
Total Other Assets                                              3,420      5,545
TOTAL ASSETS                                                  $30,684    $25,903
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                               $  112    $   212

Loan payable - related party (see note 6)                        20,000        -
Total Current Liabilities                                        20,112      212
TOTAL LIABILITIES                                                20,112      212
STOCKHOLDERS' EQUITY
Common stock ($.01 par value, 25,000,000 shares authorized;
3,085,000 and 2,810,000 shares issued and outstanding
as of December 31, 2003 and 2002, respectively.)                 3,085     2,810
Stock subscription receivable                                   (1,600)  (1,600)
Additional paid-in capital                                     117,765   115,290
Deficit accumulated during development stage                  (108,678) (90,809)
Total Stockholders' Equity                                       10,572   25,691
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                                          $ 30,684   $25,903

                 QUANTUM COMPANIES, INC.
              (A Development Stage Company)
           Consolidated Statements of Operations
                                                                October 15, 1999
                                                                   (Inception)
                                Year Ended     Year Ended            through
                               December 31,    December 31,       December 31,
                                    2003            2002               2003
Revenues
Rental income                  $       -   $          -    $         -
Total Revenues                         -              -              -
Operating Expenses
Bad debt                           3,000              -          3,000
General & administrative
expenses                          13,969          8,865         22,834
Total Operating e
xpenses                           16,969          8,865         25,834
Operating
Income (Loss)                    (16,969)        (8,865)       (25,834)
Other Income
(Expenses)
Loss on marketable
securities                          (900)             -           (900)
Loss on disposition of
apartment complex                      -              -              -
Total Other
Income (Expenses)                   (900)             -           (900)
Net Income (Loss) from
continuing operations        $   (17,869)   $    (8,865)   $   (26,734)
Discontinued Operations
Gain (loss) on operations
of apartment building                  -        (72,640)       (81,944)
Net Income (Loss)                (17,869)       (81,505)      (108,678)
Basic Income (Loss)
Per Share
Income (loss) from
continuing operations        $     (0.01)  $     (0.00)
Income (loss) from
discontinued operations             0.00         (0.03)
Basic Income (Loss)
Per Share                    $     (0.01)  $     (0.03)
Weighted average number of
common shares
outstanding                    3,011,164      2,810,000

           QUANTUM COMPANIES, INC.
         (A Development Stage Company)
            Consolidated Statement of Changes in Stockholders' Equity (Deficit) From October 15, 1999 (inception) through December 31, 2003
                                                                  Common
                                                    Common         Stock
                                                     Stock        Amount
Beginning balance, October 15, 1999                          -           $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                   100,000           100

Net income,  December 31, 1999

Balance,  December 31, 1999                            100,000           100

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
er share (less $5,000 stock subscription)           1,550,000         1,550

Common stock issued on September 5, 2000 for
subscription receivable @ $0.01 per share              160,000           160

Net loss,  December 31, 2000

Balance,  December 31, 2000                          1,810,000         1,810

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
 @ $0.10 per share                                   1,000,000         1,000

Net loss,  December 31, 2001

Balance,  December 31, 2001                          2,810,000         2,810

Stock subscription received on April 30, 2002

Net loss,  December 31, 2002

Balance,  December 31, 2002                          2,810,000         2,810

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                175,000           175

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share             100,000           100

Net loss,  December 31, 2003

Balance,  December 31, 2003                          3,085,000       $ 3,085





                                                         Common       Additional
                                                       Paid - in    Subscription
                                                        Capital      Receivable
Beginning balance, October 15, 1999                           $ -        $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                          900

Net income, December 31, 1999

Balance, December 31, 1999                                    900          -

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
er share (less $5,000 stock subscription)                  13,950     (5,000)

Common stock issued on September 5, 2000 for
subscription receivable @ $0.01 per share                   1,440     (1,600)

Net loss, December 31, 2000

Balance, December 31, 2000                                 16,290     (6,600)

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
@ $0.10 per share                                          99,000

Net loss, December 31, 2001

Balance, December 31, 2001                                115,290     (6,600)

Stock subscription received on April 30, 2002                          5,000

Net loss, December 31, 2002

Balance, December 31, 2002                                115,290     (1,600)

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                     1,575

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share                    900

Net loss, December 31, 2003

Balance, December 31, 2003                               $117,765   $ (1,600)









                                                        Accumulated      Total
                                                         Deficit
Beginning balance, October 15, 1999                            $ -          $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                             -        1,000

Net income, December 31, 1999                                    -            -

Balance, December 31, 1999                                       -        1,000

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
er share (less $5,000 stock subscription)                   10,500

Common stock issued on September 5, 2000 for
subscription receivable @ $0.01 per share                        -

Net loss, December 31, 2000                                 (1,000)      (1,000)

Balance, December 31, 2000                                  (1,000)      10,500

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
@ $0.10 per share                                                -      100,000

Net loss, December 31, 2001                                 (8,304)      (8,304)

Balance, December 31, 2001                                  (9,304)     102,196

Stock subscription received on April 30, 2002                    -        5,000

Net loss, December 31, 2002                                (81,505)     (81,505)

Balance, December 31, 2002                                 (90,809)      25,691

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                          -        1,750

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share                       -        1,000

Net loss, December 31, 2003                                (17,869)     (17,869)

Balance, December 31, 2003                               $(108,678)   $  10,572

                    QUANTUM COMPANIES, INC.
                 (A Development Stage Company)
             Consolidated Statements of Cash Flows
                                                                October 15, 1999
                                                                   (Inception)
                                      Year Ended   Year Ended       through
                                     December 31,  December 31,    December 31,
                                         2003        2002             2003


CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                       $(17,869)    $(81,505)   $(108,678)
Adjustments to reconcile net
loss to net cash
used in operating
activities:
Depreciation                                   -       (6,445)           -
(Increase) decrease
in assets:
Prepaid expenses & real
estate escrow                              1,000       (1,000)           -
Impound account                              716
Accounts receivable                         (900)        (911)      (2,000)
Increase (decrease) in
liabilities:
Payables & current
liabilities                                 (100)      (1,788)         112
Decrease in security
deposits                                  (4,000)
Common stock issued
for services                               2,750            -        2,750
Net cash provided by (used in)
operating activities                     (15,119)     (94,933)    (107,816)
CASH FLOWS FROM INVESTING ACTIVITIES
Historical cost of Bancroft
property and improvements                403,351
Investments                                3,000       (1,800)           -
Investments in marketable
securities                                   900            -         (900)
Website development                         (875)      (2,545)      (3,420)
Net cash provided by (used in)
investing activities                       3,025      399,006       (4,320)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in mortgage payable
on Bancroft property                    (294,653)
Stock subscription                             -        5,000       (1,600)
Change in loans payable                   20,000            -       20,000
Common stock                                   -            -        2,810
Paid in Capital                                -            -      115,290
Net cash provided by (used in)
financing activities                      20,000     (289,653)     136,500
Net increase (decrease)
in cash                                    7,906       14,420       24,364
Cash at beginning of year                 16,458        2,038            -
Cash at end of year                      $24,364      $16,458      $24,364
Supplemental Cash Flows
Disclosures:
Cash paid during period
for interest                              $    -      $11,430
Cash paid during period
for income taxes                          $    -    $       -
Schedule of Non-Cash Activities:
Loss on sale of Bancroft
Property                                       -       72,640
Depreciation expense                           -        6,445
Valuation loss on trading
securities                                  (900)           -
Loss on investment in
other company                             (3,000)           -
Common stock issued for
services                                  $2,750     $      -

Board of Directors and Stockholders
Quantum Companies, Inc.
Las Vegas, NV





INDEPENDENT AUDITORS REPORT

     I have audited the accompanying consolidated balance sheet of Quantum Companies, Inc. as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Companys management. My responsibility is to express an opinion on this financial statement based on my audit.

     I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Companies, Inc. as of December 31, 2002, and the results of its operations, shareholders equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


____________________________
Randy Simpson, CPA, P.C., CPA
June 11, 2003
Sandy, Utah

                             QUANTUM COMPANIES, INC.
                   Consolidated Notes to Financial Statements
                             As of December 31, 2003
13

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On January 30, 2001 the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000 of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. Therefore the real estate operation is presented as a discontinued operation. The Company received cash proceeds of about $27,000 from the sale of the property, which it has approximately used $7,500 to develop Eshop Communities, Inc. (referred to hereafter as Eshop).

The Company has issued 3,085,000 shares of $0.01 par value common stock.

The Company operates through its two subsidiaries: Eshop of California and Eshop of Nevada.

Eshop, Inc., was incorporated in California on August 23, 2002 and in Nevada on September 12, 2002. Eshop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. Eshop charges the merchant a fee to put them in the online portal that Eshop then promotes this portal to the local community. The merchants have the ability to promote themselves on the portal by having an info page, link to their website, and a printable coupon.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

b.   Basis of Consolidation

The Consolidated financial statements include the accounts of Eshop Communities, Inc., the parent Company, Eshop Communities, Inc., a Nevada corporation. All subsidiaries are wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.




                                     FS8

c.   Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d.       Estimates and Adjustments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2g regarding the Companies revenue recognition policy.

e.       Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowances for doubtful accounts are required. If amounts become uncollectable, they will be charged to operations when that determination is made.

f.       Investments in Securities

Marketable securities at December 31, 2003 are classified and disclosed as available for sale securities under the requirements of SFAS No. 130. Under such statement, the Companys securities are required to be reflected at fair market value. Changes in the fair value of investments are reflected in the balance sheet under other comprehensive income or loss

g.   Revenue Recognition and Deferred Revenue

Revenue includes the following: Eshop Communities, Inc. revenue consists of service revenue. Revenue is recognized when the service is provided. Eshop charges their merchants a monthly flat fee of $39.95, but does not charge a set-up fee.






                                    fs9

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.   Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective October 15, 1999 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

i.   Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


NOTE 3.   GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is managements plan to seek additional capital through sale of its securities through private placements.


NOTE 4.  PROPERTY & EQUIPMENT

On August 13, 2002 the Company sold the Bancroft property for $350,000. The Company recognized a loss from this disposal in the amount of $78,925.




                                      fs10

NOTE 5.  INTANGIBLES

The Company has invested $3,420 in the operational online portal to make the web site more attractive to its users.


NOTE 6.  RELATED PARTY TRANSACTION

On April 9, 2003 the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $250 for total consideration of $250 each. Also, on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Corporate Capital Formation, Inc. provided resident agent services for both Quantum Companies, Inc. (the parent company) and Eshop Communities Inc. of Nevada. Corporate Capital Formation, Inc. also provided expedited incorporation services for the formation of Eshop Communities, Inc. of Nevada. Mr. Kelleher and Ms. Bryson, are officers / directors of the Company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Corporate Capital Formation, Inc. holds 110,000 common shares of the Company that are included in the 1,210,000 shares held by Triad Industries, Inc. The Company has expensed the above stock issuances in general and administrative expenses.

On July 31, 2003 Quantum Companies, Inc. paid a cash management fee of $12,000 to RB Capital and Equities Inc. There were no material terms to the management fee payment. The fees paid were for financial services, which is the business of RB Capital & Equities, Inc. Financial services provided included but were not limited to Form 10SB preparation and maintaining corporate compliance (i.e. Incorporation, maintaining corporate good standing, and stock resolutions, etc.). RB Capital and Equities, Inc. holds 100,000 shares of Quantum Companies, Inc. that is included in the 1,210,000 shares held by Triad Industries, Inc. The Company expensed the above management fee of $12,000 in general and administrative expenses.

     As of December 2003 the Company has a loan payable to Triad Industries, Inc. for $20,000. The loan is non- interest bearing. It should be noted that Triad Industries, Inc. and its wholly owned subsidiaries own 39% of the outstanding common stock of the Company or 1,210,000 common shares of the 3,085,000 common shares outstanding. The primary purpose of the loan was to give the Company the ability to enact its business plan, therefore repayment terms have not been set. It is important to realize that the loan can be accelerated and due immediately. However, in the opinion of management this is highly unlikely. If the loan was accelerated and the Company did not have the ability to repay the note, Triad Industries, Inc would have the rights of an unsecured creditor. However, the management of Triad Industries, Inc. has agreed to allow the Company to repay the note with common stock if there is not sufficient cash. The $20,000 is reflected as a note payable under current liabilities.


                                      FS11

NOTE 7.  BASIC INCOME / (LOSS) PER COMMON SHARE

Basic gain (loss) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted gain (loss) per common share has been calculated based on the weighted average number of shares of common and preferred stock outstanding during the period. The variance between basic and diluted weighted average is the addition of preferred stock in the calculation of diluted weighted average per share.

                                    December 31,       December 31,
                                      2003               2002


Net income (loss) from
operations (Numerator)                $(17,869)      $(81,505)

Weighed average number of shares
outstanding (Denominator)            3,011,164      2,810,000

Basic Income (Loss) Per Share
                           -------------------------------------

From continuing operations              $(0.01)             $
                                                        (0.03)

                           =====================================


NOTE 8.  INCOME TAXES

                                     As of December 31, 2003


Deferred tax assets:
Net operating tax carryforwards          $25,634
Other                                         -0-
                ---------------------------------
Gross deferred tax assets                 25,634
Valuation allowance                      (25,634)
                ---------------------------------

Net deferred tax assets                  $    -0-
                =================================

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.







                                      FS12

NOTE 9.  SCHEDULE OF NET OPERATING LOSSES

1999 Net Operating Income $(0) 2000 Net Operating Loss (1,000) 2001 Net Operating Loss (8,304) 2002 Net Operating Loss (81,505) 2003 Net Operating Loss (17,869) ----------------- ----------------- Net Operating Loss $(108,678)
=================

     As of December 31, 2003, the Company has net operating loss carryforwards of approximately $108,678. Net operating loss carryforward expires twenty years from the date the loss was incurred.


NOTE 10.  MARKETABLE SECURITIES

At December 31, 2003, the Company held trading securities of the following company:

                         Trading   Number of   Mkt. Price At       FMV At
                         Market      Shares       End         December 31, 2003
                                 ------------ ------------- ----------------

  Triad Industries, Inc     Pink     150,000       0.01                 900

  Total                                                            $    900


The Company is in accordance with SFAS 130, when reporting available for sale securities. Trading securities is reported at market value as of December 31, 2003.


NOTE 11.  STOCK TRANSACTIONS

Transactions, other than employees stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration given up or received; whichever is more readily determinable. Transactions with employees stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever measure is deemed more reliable.

On October 15, 1999, the Company issued 100,000 shares of common stock at $.01 for consideration of $1,000 for organizational costs incurred by others for the Company.

In September of 2000, the Company issued 1, 710,000 shares of common stock at $.01 in conjunction with a private placement offering by the Company for total consideration of $17,100.

                                     FS13

The Company received cash of $10,500 and is due $6,100 that has been recorded by the receipt of a stock subscription receivable by the Company.

On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment of the Bancroft property purchase.

In April of 2002, the Company received $5,000 of the $6,100 the Company was due from the outstanding stock subscription receivable.

As of December 31, 2003, the Company had 3,085,000 shares of common stock issued and outstanding.


NOTE 12.  STOCKHOLDERS EQUITY

The stockholders equity section of the Company contains the following class of capital stock as of December 31, 2003.

o Common stock, $0.01 par value; 25,000,000 shares authorized; 3,085,000 shares issued and outstanding as of December 31, 2003.



NOTE 13. DISCONTINUED OPERATIONS

     As of August 13, 2002, Quantum Companies, Inc. will no longer have real estate operations. The following is a summary of the loss from discontinued operation.

                                            For the Year Ended
                                              December 31,2002

REVENUES                                        $29,689

OPERATING EXPENSES
Depreciation                                     (5,013)
General & administrative                         (6,961)
                             --------------------------
                             --------------------------
Total Operating Expenses                        (11,974)

Operating Income                                 17,715
                             --------------------------
                             --------------------------

Other Income & Expenses
Interest Expense                                (11,430)
Loss on disposition of apartment complex        (78,925)
                             --------------------------
                             --------------------------
Total Other Income & Expenses                   (90,355)
                             --------------------------
                             --------------------------

Net Income (loss) from continuing operations    $(8,865)
Loss from Discontinued Operations               (72,640)
                             --------------------------
                             --------------------------

Net Income (Loss)                              $(81,505)
                             ==========================







                                       FS14

                                    PART III


ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

  3.1                      Articles of Incorporation Quantum
  3.2                      Articles of Incorporation ESHop NV
  3.3                      Articles of Incorporation EShop CA
  3.4                      By Laws Quantun
  3.5                      By Laws EShop NV
  3.6                      By Laws EShop CA
 16.1                      Change of Accountant Letter
 23.1                      Consent Letter Armando Ibarra






                                                          SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       QUANTUM COMPANIES, INC.


Dated: November 20, 2003

                                                      By:_____________________
                                                            Michael Kelleher
                                                            President, Director



                                                       By:_____________________
                                                            Linda Bryson
                                                       Treasurer /CFO, Director






                                       S1